April 25, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  H. Roger Schwall

Assistant Director

Re:Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-194738) (the “Registration Statement”) of Endeavour International Corporation  (the  “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective on Tuesday,  April 29, 2014, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant.  The Registrant hereby further acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call T. Mark Kelly of Vinson & Elkins L.L.P., the Registrant’s outside legal counsel, at (713) 758-2222 with any questions regarding this matter.

Very truly yours,

ENDEAVOUR INTERNATIONAL CORPORATION

By:/s/ Catherine L. Stubbs

Name:Catherine L. Stubbs

Title:Senior Vice President and

Chief Financial Officer

cc:T. Mark Kelly, Vinson & Elkins L.L.P.

R. William Burns III, Vinson & Elkins L.L.P.

Signature Page to Request for Acceleration